Exhibit 3
BASIS OF PRESENTATION
This Management’s Discussion and Analysis (“MD&A”) for Westport Innovations Inc. (“Westport”, “the Company”, “we”, “us”) is intended to assist readers in analyzing our financial results and should be read in conjunction with the audited annual consolidated financial statements, including the accompanying notes, for the fiscal year ended March 31, 2009. Our consolidated financial statements have been prepared in accordance with generally accepted accounting principles (“GAAP”) in Canada. The effect of significant differences between Canadian GAAP and US GAAP has been disclosed in note 24 to our audited consolidated financial statements for the year ended March 31, 2009. This MD&A is dated May 19, 2009.
Additional information relating to Westport, including our Annual Information Form (“AIF”) and Form 40-F, is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov., respectively. All financial information is reported in Canadian dollars unless otherwise noted. Shares, share options, performance share units, warrants and per share amounts have been adjusted on a retroactive basis to reflect our three and one-half-to-one (3.5:1) share consolidation completed on July 21, 2008.
FORWARD LOOKING STATEMENTS
This MD&A contains forward-looking statements that are based on the beliefs of management and reflects our current expectations as contemplated under the safe harbor provisions of Section 21E of the United States Securities Act of 1934 as amended. Such statements include but are not limited to statements regarding the demand for our products, the future success of our business and technology strategies, our investments, cash and capital requirements, the intentions of partners and potential customers, the performance of our products, our future market opportunities, our estimates and assumptions used in our accounting policies, our accruals, including warranty accruals, our financial condition, and timing of when we will adopt or meet certain accounting and regulatory standards. These statements are neither promises nor guarantees, but involve known and unknown risks and uncertainties that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activities, performance or achievements expressed in or implied by these forward looking statements. These risks include risks related to revenue growth, operating results, industry and products, general economy, conditions of the capital and debt markets, government policies and regulation, technology innovations, as well as other factors discussed below and elsewhere in this report, including the risk factors contained in the Company’s most recent Annual Information Form filed on SEDAR at www.sedar.com. Readers should not place undue reliance on any such forward-looking statements, which speak only as of the date they were made. We disclaim any obligation to publicly update or revise such statements to reflect any change in our expectations or in events, conditions or circumstances on which any such statements may be based, or that may affect the likelihood that actual results will differ from those set forth in the forward looking statements except as required by National Instrument 51-102.

The forward looking statements contained in this document speak only as of the date of this MD&A. Except as required by applicable legislation, Westport does not undertake any obligation to release publicly any revisions to these forward looking statements to reflect events or circumstances after this MD&A, including the occurrence of unanticipated events.
BUSINESS OVERVIEW
Headquartered in Vancouver, Canada, Westport is engaged in the research, development and marketing of high performance, low-emission engines and fuel injection systems that use gaseous fuels such as natural gas, liquefied petroleum gas (“LPG”) or hydrogen. We expect increased demand for these products for transportation, power generation and industrial applications because of the performance, emissions and life-cycle cost characteristics when compared to alternatives now available or known to be under development for these applications.
To encourage customers to adopt natural gas solutions for their transportation requirements, our strategy is to provide integrated solutions from fuel supply and storage through to service and support in cooperation with the world’s leading engine, component and vehicle manufacturers and fuel infrastructure providers. We currently have one operating segment, which involves the research, development, and related commercialization of engines and fuel systems, operating on gaseous fuels such as natural gas and hydrogen, for the on-road commercial vehicle sector. Within that operating segment, we focus on the following strategic pillars: continuing to profitably grow Cummins Westport Inc. (“CWI”), our 50:50 commercial joint venture with Cummins Inc. (“Cummins”); commercializing and developing our Westport – HD liquefied natural gas (“LNG”) systems for heavy duty (Class 8) trucks in North America and Australia, developing Juniper Engines Inc. (“Juniper”) , which is focused on 2.0 litre and 2.4 litre industrial engines, and launching Weichai Westport Inc. (“WWI”), which is focused on developing heavy-duty engines in China. Outside of these four strategic pillars, Westport’s corporate development efforts focus on the creation of new alliances and joint ventures, market development projects, and monetization of our significant patent portfolio.

CWI
Our first strategic pillar, CWI, is focused on the development, marketing and sale of a broad range of low-emission, alternate fuel engines for medium-duty and heavy-duty truck, refuse truck, transit bus, shuttle and urban specialty vehicle applications. Geographically, CWI’s revenues are derived primarily from North America with developing markets in Asia, Europe, India and South America. CWI produces engines in the United States and has license agreements in place for local manufacturing in India and China through facilities operated by Cummins and its affiliates. CWI has a dominant market share in the North American natural gas transit market and is seeing increasing growth in the medium-duty truck and refuse truck markets. During fiscal 2009, CWI saw strong growth in demand for its products with 3,907 units shipped compared to 2,684 units in fiscal 2008. The majority of sales in fiscal 2009 related to ISL G engines sold in the United States. The ISL G was originally launched in mid-2007 and meets 2010 emissions standards today. Outside of the United States, during fiscal 2009, the Delhi Transport Corporation placed an order with Cummins India Ltd. for 3,125 natural gas engines using CWI’s technology for 230 horsepower B Gas Plus engines powered by compressed natural gas. This order started shipping in the third quarter of fiscal 2009 and is expected to complete by the fourth quarter of fiscal 2010.
CWI’s strategy is to grow profitably by leveraging its parents – Cummins for its global manufacturing, distribution and service support network, and Westport for its worldwide natural gas focus and expertise, industry relations and technology leadership. Since January 1, 2004, when the joint venture was re-launched to focus on spark ignited (“SI”) products, CWI revenues, expressed in U.S. dollars to exclude foreign exchange distortions, have grown at more than 30% compounded annually on a calendar year basis. For the years ended March 31, 2009 and 2008, in Canadian dollars and after taking into account Cummins’ 50% share, CWI contributed, on a pre-tax basis, $6.0 million and $3.0 million, respectively, to Westport. CWI’s assets, liabilities, revenue and expenses are disclosed separately in note 19 of our consolidated financial statements.
Westport HD — LNG Systems for Heavy-Duty Trucks
Our second strategic pillar focuses on the commercialization and development of high-performance LNG systems for heavy duty trucks. This product line incorporates our proprietary direct injection technologies which allow us to deliver a natural gas-fuelled version of the latest original equipment manufacturer (“OEM”) diesel engines and match the base engine’s efficiency and performance without changing the base engine design, thereby minimizing the disruptions to the manufacturer and to the customer in switching fuels. In order to deliver LNG to our engines, we have developed proprietary integrated LNG fuel pumps and storage tanks to form a complete system. In order to support the adoption of LNG systems, we also work with engine, truck, component and fuel providers as necessary to provide integrated solutions for customers. We are currently focused on markets in North America and Australia and on fleets with high fuel usage, return to depot fueling, and access to natural gas fuel at a discount to diesel.

We have an agreement in place with Kenworth Truck Company (“Kenworth”), a division of PACCAR Inc. for factory production of our LNG fuel system adapted for the Cummins ISX-15-liter engine in a Kenworth T800 truck. In December, 2008, our agreement was expanded to include development and commercialization of LNG Kenworth trucks for the Australian market. During fiscal year 2009, we substantially completed our $3.8 million Assembly Centre in Metro Vancouver, which will support factory production of our products with Kenworth and other PACCAR companies such as Peterbilt in North America.
Juniper
We hold a 49% interest in Juniper, a 49:51 venture with OMVL SpA which offers high-performance alternative fuel engines for the global industrial market. On April 1, 2008, we invested $1.5 million as an initial contribution to Juniper. Juniper will initially target the OEM liquefied petroleum gas forklift market, and will be fully integrated, high performance and low-emission solutions. Juniper products are based on Hyundai Motor Company’s 2.0 litre and 2.4 litre industrial engine platforms, and OMVL’s multipoint fuel injection technology. The products are designed to meet EPA and CARB standards for 2010 and will be available in the second half of 2009. For the year ending March 31, 2009, the venture’s first year of operations, we recorded an equity loss of $1.0 million related to Juniper.
Weichai Westport Inc. (“WWI”)
On July 16, 2008, we announced that we had entered into a 30-year joint venture agreement with Weichai Power and Hong Kong Peterson to form a new entity. WWI will research, develop, design, manufacture, market, distribute and sell advanced, alternative fuel engines (and relevant parts and kits) for use in automobiles, heavy-duty trucks, power generation and shipping applications. Under the terms of the WWI joint venture agreement, our initial investment is expected to be approximately $5.3 million (30 million RMB), equaling a 35% equity interest in WWI. Weichai Power and Hong Kong Peterson will hold 40% and 25% equity interests in WWI, respectively. As at the date of this MD&A, the Company has not made its initial investment to WWI as our investment into the joint venture is awaiting formal Chinese government approval.

Corporate Development and Technology Activities
A significant area of focus for our Company is developing new OEM and supply relationships and new innovative technologies. We cooperate or have cooperated on fuel delivery system development programs with a number of companies including Beijing Tianhai Industry Co. Ltd (“BTIC”), Cryostar SAS (“Cryostar”), Ford, BMW, Isuzu, Cummins and Weichai Power Co. Ltd. (“Weichai Power”) and are in various stages of negotiations to develop and commercialize our technologies with other global leaders. On July 14, 2008, we announced that we had entered into a development agreement with a leading European engine manufacturer relating to our proprietary high-pressure direct injection (“HPDI”) fuel system operating with natural gas and bio gas. We are working together to integrate and test our HPDI fuel system on their engine platforms with development work expected to last twelve to eighteen months.
We also hold a 50% interest in BTIC Westport Inc (“BWI”), a joint venture with BTIC, which is headquartered in Beijing, China and sells and markets LNG tanks for natural gas fuelled vehicles globally. The tanks can be installed on any vehicle, regardless of the manufacturer. We originally contributed $0.4 million to BWI. Through the joint venture agreement and related license and supply agreements, we share equally in the profits on products developed and sold by BWI. During fiscal 2009, BWI recorded net income of $0.6 million, of which our share was $0.3 million.
External market conditions
During the second half of our fiscal year, we saw significant deterioration in the credit and equity markets, falling energy prices, a lower Canadian dollar and weakness in the worldwide economy. Some of our major OEM partners have closed plants, consolidated product lines and / or have downsized. Many have also implemented tighter credit procedures. Some of the wider economic issues have negatively affected the natural gas vehicle market including significant declines in the price of diesel fuel compared to last summer. Since much of our revenues are earned through sales to government entities, or are at least partially funded by government entities, we believe we may be less affected than others in the automotive sector and may also see opportunities arising from government stimulus packages.
In response to these challenging financial conditions, we have taken certain actions to better position ourselves including revising our annual budget and forecasts. We have also reduced or deferred operating expenditures to lower our overhead and revised our hiring practices to reduce annual payroll costs and are monitoring our working capital position.

SELECTED ANNUAL FINANCIAL INFORMATION
Selected Statements of Operations Data for Fiscal Years Ended March 31, 2007 to 2009

	Fiscal years ended March 31
	2009	2008	2007

(expressed in thousands of Canadian dollars, except for per share amounts, shares outstanding and units shipped)

Units shipped	4,038	2,720	2,001

Total revenue	121,837	71,536	60,480
Gross margin	30,817	22,513	22,099
GM %	25%	31%	37%

Net loss	(24,425)	(10,315)	(11,307)
Net loss per share – basic and diluted (1)	(0.81)	(0.41)	(0.53)

Weighted average shares outstanding	30,268,947	25,167,966	21,478,521

Cash and short-term investments	82,619	22,762	23,081
Total assets	135,504	78,940	59,633
Long-term financial liabilities (2)	28,543	5,762	22,648

Cash used in operations before changes in non-cash working capital	(25,625)	(17,594)	(11,325)

CWI income for the year after taxes	7,832	11,632	12,114
JV Partner’s share of CWI income	3,916	5,816	6,057

(1)	Fully diluted loss per share is not materially different as the effect of conversion of stock options, warrants and performance share units would be anti-dilutive.

(2)	Excluding current portions of warranty liability and long-term debt obligations, and Joint Venture Partners’ share of net assets of joint ventures
OVERVIEW OF FISCAL 2009 RESULTS
Operating Results
In the fiscal year ended March 31, 2009, consolidated revenues increased to $121.8 million from $71.5 million in fiscal 2008, a year over year increase of 70%. There were 4,038 units shipped compared with 2,720 units shipped in the prior fiscal year, with increased sales of CWI’s ISL G and Westport’s LNG systems. CWI revenues increased from $67.3 million in fiscal 2008 to $109.9 million in fiscal 2009, an increase of 63%, on higher engine shipments and with parts revenue up $2.7 million. Non-CWI revenues increased from $4.2 million to $11.9 million on 131 LNG units shipped in the fiscal 2009 year compared to 36 in the prior fiscal year. LNG system shipments were primarily to customers associated with the Ports of Los Angeles and Long Beach (“the Ports”). In U.S. dollar terms (our products are priced in U.S. dollars), consolidated revenues increased by approximately 57%.

Our net consolidated loss for the year ended March 31, 2009 was $24.4 million, or $0.81 per share, compared to $10.3 million, or $0.41 per share for the year ended March 31, 2008. Our non-CWI loss increased by $12.2 million, while our share of CWI net income decreased by $1.9 million. Non-CWI net loss increased from $16.1 million to $28.3 million with non-CWI operating expenses (research and development, general and administrative, and sales and marketing) up $12.6 million compared with fiscal 2008. The increase relates primarily to higher expenses associated with launching our LNG systems for the heavy duty market such as Kenworth integration costs, production related operating costs, current product support, and sales and marketing expenses. In addition, during the year, we listed on NASDAQ incurring additional listing fees, board expenses, insurance, legal, accounting and other costs and we also incurred higher legal costs related to our OEM engine development agreements with our European partner and WWI. We also accrued approximately $1.4 million in royalties payable to Industry Canada’s Industrial Technologies Office (“ITO”) whereas funding associated with this program was recognized in prior years. Other revenue and expenses included our 49% share of the loss from Juniper of $1.0 million for in fiscal 2009. We also recognized $14.3 million in gains and $2.3 million in future income tax expense from the sale of Clean Energy Fuels Corp. (“Clean Energy”) shares compared to $10.7 million in gains and $1.2 million in future taxes associated with the sale of Clean Energy shares and other long-term investments in the previous year. We recorded $1.9 million in interest expense and amortization of long-term debt compared with $1.0 million in the previous year. This increase related to $15.0 million in subordinated debenture units discussed below.
Our share of CWI’s income decreased $1.9 million from $5.8 million in fiscal 2008 to $3.9 million in fiscal 2009 despite the increase in revenues, primarily as a result of higher warranty accruals and income taxes. In fiscal 2009, CWI utilized its remaining loss carryforwards and recognized income tax expense of $4.2 million compared to a tax recovery of $5.6 million in the prior year. On a pre-tax basis, CWI recognized income of $12.0 million compared to $6.0 million in fiscal 2008.
Capital Management
On July 3, 2008, we issued 15,000 debenture units for total gross proceeds of $15 million. Each debenture unit consists of an unsecured subordinated debenture in the principal amount of $1,000 bearing interest at 9% per annum and 51 Common Share purchase warrants exercisable into common shares at any time for a period of two years from the date of issue at $18.73 per share. We have the option to redeem the debentures at any time after 12 months and before 18 months from the date of issue at 115% of their principal amount and at 110% of their principal amount after 18 months. Interest is payable semi-annually and the debentures mature on July 3, 2011. We also issued 46,118 broker warrants which are exercisable into Common Shares at a price of $16.10 per share for a period of two years from the date of issue.

On August 14, 2008, we filed a final prospectus in Canada and a registration statement on Form F-10 with the U.S. Securities and Exchange Commission in connection with an initial public offering of Westport common shares in the United States on NASDAQ. We started trading on NASDAQ on August 15th and raised $53.0 million through the initial public offering, net of $4.9 million in financing costs.
In October 2008, as required by the terms of our funding agreement with ITO, we issued 790,614 warrants with a strike price of $10.65 to the Government of Canada and a fair value of $4 million. The fair value was agreed upon in the funding agreement and the number of warrants issued was determined using a Black-Scholes option pricing model using the 5 day weighted stock price as at September 30, 2008.
Cash & Investments
As at March 31, 2009, our cash and short term investments balance was $82.6 million compared to $22.8 million at March 31, 2008. For the year ended March 31, 2009, we raised approximately $53.0 million in net proceeds from our NASDAQ initial public offering discussed above, $14.0 million, net of expenses, from the issuance of debenture units discussed above, and $19.4 million from the sale of shares in Clean Energy. Cash used in operations and for capital expenditures was $15.2 million, with $9.3 million used in operations and $5.9 million in capital expenditures associated primarily with the establishment of our assembly centre and expansion of office facilities. During the year ended March 31, 2009 we invested $1.5 million in Juniper, advanced Cummins $1.6 million net of loan repayments and paid $5.4 million against our limited recourse loan from Clean Energy. During the third quarter, CWI also paid out $9.3 million in dividends to Cummins.
In fiscal 2008, we negotiated a limited recourse loan repayable only from certain receipts of sales of LNG systems, from Clean Energy for U.S. $6.0 million to allow us to produce approximately 75 LNG systems in anticipation of deliveries to customers. Of the 75 LNG units included in this agreement, 59 have been sold in fiscal 2009 with proceeds from the sale being used to draw down the non-interest bearing loan. As at March 31, 2009, there was a balance of $1.6 million with repayment of the loan only due and payable with payments from customers on the remaining 16 units. The loan is denominated in U.S. dollars.

Critical Accounting Policies and Estimates
Our consolidated financial statements are prepared in accordance with Canadian GAAP, which requires us to make estimates and assumptions that affect the amounts reported in our consolidated financial statements. The Company’s accounting policies are described in note 2 of the annual consolidated statements. We have identified several policies as critical to our business operations and in understanding our results of operations. These policies, which require the use of estimates and assumptions in determining their reported amounts, include our accounting of CWI as a variable interest entity, the valuation of long-term investments, equipment, furniture and leasehold improvements, intellectual property, revenue recognition, stock based compensation inventory and warranty. The application of these and other accounting policies are described in note 2 of our fiscal 2009 annual consolidated financial statements. Actual amounts may vary significantly from estimates used.
Variable Interest Entity Accounting
A variable interest entity (“VIE”) is any type of legal structure not controlled by voting equity, but rather by contractual and/or other financial arrangements. Interests in VIEs are consolidated by the company that is the primary beneficiary. We have identified CWI, BWI and Juniper as VIEs and determined that we are the primary beneficiary in the case of both CWI and BWI. Accordingly, we consolidate CWI and BWI, reflecting 100% of their assets, liabilities, revenues and expenses in our consolidated financial statements and showing the 50% interest held by our joint venture partners, Cummins and BTIC, as “Joint Venture Partners’ share of net income from joint ventures”. We have concluded that we are not the primary beneficiary in the case of Juniper and as a result, our investment in Juniper is recorded as an equity investment with our 49% share of its net income recorded as “loss from investment accounted for by the equity method”.
Warranty Liability
Estimated warranty costs are recognized at the time we sell our products and included in cost of revenues. We use historical failure rates, and costs to repair product defects during the warranty period, together with information on known products to estimate the warranty liability. The ultimate amount payable and the timing will depend on actual failure rates and the actual cost to repair. We review our warranty provision quarterly and make adjustments to our assumptions based on the latest information available at that time. Since a number of our products are new in the market, including the ISL G, which was launched in mid-2007, and our HPDI LNG systems, of which approximately 175 units have been shipped as of March 31, 2009, historical data may not necessarily reflect actual costs to be incurred and this exposes the Company to potentially significant fluctuations in liabilities. Adjustments to the warranty provision are recorded in cost of revenues. During the year, we increased our warranty reserves to reflect new claims experience information received on CWI products. These changes in estimates are discussed further in the “Cost of Revenue” and “Gross Margin” sections under “Results of Operations”.

Revenue Recognition
Our primary source of revenue is the sale of CWI spark ignited engines, kits, LNG systems, and parts. Product revenue is recognized, net of estimated costs of returns, allowances, and sales incentives, when the products are shipped and title passes to the customers and collection is reasonably assured. Product revenue also includes kit sales, fees earned from performing test services, research and development activities for third parties and revenues earned from licensing our technologies to third parties. Revenue from testing and research and development activities is recognized as the services are performed. Amounts received in advance of revenue recognition are recorded as deferred revenue. Parts revenue is recognized as the parts are sold.
Inventories
Inventory consists of fuel systems, component parts, work-in-progress, and finished goods associated with our LNG systems. We carry inventory at the lower of weighted average cost and net realizable value. In establishing whether or not a provision is required for inventory obsolescence, we estimate the likelihood that inventory carrying values will be affected by changes in market demand for our products and by changes in technology, which could make inventory on hand obsolete. We perform regular reviews to assess the impact of changes in technology, sales trends and other changes on the carrying value of inventory. If and when we determine that such changes have occurred and that they would have a negative impact on the carrying value of inventory on hand, adequate provisions would be made. Unforeseen changes in these factors could result in the recognition of additional inventory provisions.
Long-term Investments
Long-term investments are designated as available for sale and recorded at their fair value to the extent a reliable fair value is determinable. Changes in fair value are recognized in accumulated other comprehensive income. A decline in value that is considered other than temporary is recognized in net loss for the period.
Equipment, Furniture, and Leasehold Improvements and Intellectual Property
Generally accepted accounting principles in Canada require that we consider whether or not there has been an impairment in our long-lived assets, such as equipment, furniture and leasehold improvements and intellectual property, whenever events or changes in circumstances indicate that the carrying value of the assets may not be recoverable. If such costs are not recoverable, we are required to write down the assets to fair value. When quoted market values are not available, we use the expected future cash flows discounted at a rate commensurate with the risks associated with the recovery of the asset, as an estimate of fair value to determine whether or not a write down is required.

Stock-based Compensation
We account for stock-based compensation related to stock options and performance share units granted to employees and directors using the fair value method. The resulting compensation expense for stock options is calculated using the Black-Scholes valuation method and estimated forfeitures and is recognized in results from operations over the period in which the related employee services are rendered. We account for performance based units by calculating the fair value based on the market price of the Company’s common shares on the date of grant and record compensation expense in the period earned, which generally is the period over which the units vest.
Adoption of new accounting standards
On April 1, 2008, we adopted the Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 1400, General Standards of Financial Statement Presentation; Section 1535, Capital Disclosures; Section 3031, Inventory; Section 3064, Goodwill and Other Intangible Assets; Section 3862, Financial Instruments – Disclosures; and Section 3863, Financial Instruments – Presentation. In accordance with the transitional provisions, prior periods have not been restated. The principal changes resulting from these new standards are described below:
Financial Statement Presentation:
Section 1400 amended the guidance related to management’s responsibility to assess the ability of the entity to continue as a going concern. Management is required to make an assessment of an entity’s ability to continue as a going concern and should take into account all available information about the future, which is at least, but is not limited to 12 months from the balance sheet date. Disclosure is required of material uncertainties related to events or conditions that may cast significant doubt upon the entity’s ability to continue as a going concern. We adopted this new guidance effective April 1, 2008 but the adoption had no impact on the consolidated financial statements.
Capital disclosures:
Section 1535 establishes standards for disclosing information about an entity’s capital and how it is managed. The purpose of this standard is to enable financial statement users to evaluate the Company’s policies and procedures for managing capital. We adopted this standard on April 1, 2008, resulting in more extensive disclosures in our annual and interim financial statements.

Inventory:
Section 3031 establishes standards for the determination of inventory cost and its subsequent recognition as an expense, including any write-down to net realizable value. In certain circumstances, the new section will also permit the reversal of previous write-downs. We adopted this standard effective April 1, 2008. This standard did not have a material impact on our consolidated financial statements.
Financial Instruments:
Section 3862 and Section 3863 establish standards for the presentation of financial instruments and non-financial derivatives and identify the information that should be disclosed about them. The purpose of these standards is to place enhanced emphasis about the nature and extent of risks arising from financial instruments and how we manage those risks. We adopted this standard on April 1, 2008, resulting in more extensive disclosures in our annual and interim financial statements.
NEW ACCOUNTING PRONOUNCEMENTS AND DEVELOPMENTS
The following changes have been recently issued and will be adopted in future.
Goodwill and Intangible Assets:
Section 3064 replaces Section 3062, Goodwill and Other Intangible Assets and Section 3450, Research and Development Costs. Section 3064 establishes standards for the recognition, measurement, presentation and disclosure of goodwill and intangible assets. The new standard provides guidance for the recognition of internally developed intangible assets, including assets developed from research and development activities, establishing consistent treatment of all intangible assets, whether separately acquired or internally developed. We will adopt this standard effective April 1, 2009 and are currently assessing the impact of this new standard on our consolidated financial position, results of operations or cash flows.
International Financial Reporting Standards:
In 2006, Canada’s Accounting Standards Board ratified a strategic plan that will result in Canadian GAAP, as used by publicly accountable enterprises, being fully converged with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board over a transitional period to be completed by 2011.

Canadian GAAP will be fully converged with IFRS-IASB through a combination of two methods: as current joint-convergence projects of the United States’ Financial Accounting Standards Board and the International Accounting Standards Board are agreed upon, they will be adopted by Canada’s Accounting Standards Board and may be introduced in Canada before the publicly accountable enterprises’ transition date to IFRS-IASB; and standards not subject to a joint-convergence project will be exposed in an omnibus manner for introduction at the time of the publicly accountable enterprises’ transition date to IFRS-IASB.
We have considered the potential implementation of IFRS-IASB as well as the possibility of adopting U.S. GAAP, as an alternative. In reviewing these two options we have considered our shareholder base, conversion costs, recent developments in the proposed convergence of IFRS-IASB with U.S. GAAP and other factors. We have determined, at this time, that adopting U.S. GAAP would be less disruptive and less costly as we currently prepare a U.S. GAAP reconciliation in the notes to our consolidated financial statements and our systems are set-up to capture U.S. GAAP information. Management expects to transition to U.S. GAAP on or before January 1, 2011. We will continue to monitor developments in IFRS-IASB standards and our intent will be to move IFRS-IASB if and when adopted in the United States.
DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROL OVER FINANCIAL REPORTING
Our disclosure controls and procedures are designed to provide reasonable assurance that relevant information is gathered and reported to senior management, including the Chief Executive Officer (“CEO”) and the Chief Financial Officer (“CFO”), on a timely basis so that appropriate decisions can be made regarding public disclosures.  We have also designed internal controls over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian GAAP.  Under the supervision of the CEO and CFO and based on the framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”), management evaluated the effectiveness of the design and operation of the Company’s disclosure controls and procedures and assessed the design of the Company’s internal control over financial reporting as of March 31, 2009. Based on this evaluation, we have concluded that disclosure controls and procedures were effective and internal controls over financial reporting have been adequately designed to provide reasonable assurance regarding the reliability of our financial statements and reports. Pursuant to Sarbanes-Oxley Rule 404 for the fiscal year ended March 31, 2010, our independent auditors will be required to furnish an audit report on our internal control over financial reporting.

During the year ended March 31, 2009, we implemented certain inventory modules of our enterprise resource planning system to allow us to more efficiently track cost of sales. We continue to refine our internal controls in relation to inventory. Our primary internal controls and processes over inventory remained unchanged. No material changes were made in our internal controls over financial reporting during the year ended March 31, 2009. We expect that our financial reporting policies, processes and systems will continue to evolve as we continue to launch product at increasing volume levels and partner with various OEMs and other partners.
FINANCIAL OVERVIEW
RESULTS FROM OPERATIONS
Revenue
(expressed in thousands of Canadian dollars except for units)

	Fiscal years ended March 31
	2009	2008	2007

Engine shipments (units)	3,907	2,684	1,993
HPDI Fuel Systems (units)	131	36	8

Total Unit shipments	4,038	2,720	2,001

Product revenue	102,755	55,238	47,195
Parts revenue	19,082	16,298	13,285

	121,837	71,536	60,480

Product Revenue by Geographic Region
(as a percentage of revenue)

	Fiscal years ended March 31
	2009	2008	2007

Americas	84%	66%	72%
Asia	4%	18%	13%
Rest of the world	12%	16%	15%
Product revenue for the year ended March 31, 2009 was $102.8 million, up $47.6 million, or 86%, from $55.2 million in the prior fiscal year, on total CWI and LNG product shipments of 4,038 units compared to 2,720 units in the prior year. CWI product revenue was up 78% to $90.9 million compared to $51.0 million in fiscal 2008. CWI product sales increased from 2,684 units in fiscal 2008 to 3,907 units in fiscal 2009. In U.S. dollar terms, CWI product revenue increased by US$32.2 million, or by 65%, with Americas up by U.S.$36.6 million, primarily because of increased deliveries of the ISL G for transit and refuse applications; Asia down U.S.$5.8 million as fiscal 2008 saw deliveries of engines to China in advance of the 2008 Olympics; and the rest of the world up U.S.$1.4 million primarily because of shipments to India. The U.S. dollar strengthened against the Canadian dollar by an average of 9% during the year, resulting in higher growth in Canadian dollar terms. Kit revenues, which are included in product revenue, increased to $6.3 million, from $1.4 million, primarily driven by the sales order from Delhi Transport Corporation.

Non-CWI revenues grew from $4.2 million to $11.9 million with 131 LNG units in the year compared to 36 in the prior year. In fiscal 2009, this included $11.0 million of product revenue associated with sales of heavy duty LNG systems in North America and Australia as well as $0.9 million in other revenues related primarily to testing services.
For the year ended March 31, 2008, product revenue was $55.2 million up 17% from fiscal 2007 revenues of $47.2 million and units shipped increased to 2,720 from 2,001. In fiscal 2008, sales to Asia were driven primarily by shipments to China for Beijing Public Transit and for export in Chinese buses. Americas growth was driven primarily by the launch of the ISL G, which replaced the C Gas Plus in North America, and increased demand for the product in refuse and truck applications while revenues internationally increased due to activities in India and increased sales to Europe. Non-CWI revenues increased to $4.2 million in 2008 from $2.4 million in 2007 with 36 LNG system shipments for heavy duty trucks compared with eight in 2007.
Parts revenue for the years ended March 31, 2009 and 2008 was $19.1 million and $16.3 million, respectively. The 17% increase is attributable primarily to foreign exchange. Engine population, reliability and age also impact parts revenue. For the year ended March 31, 2008, parts revenue compared to fiscal 2007 increased $3.0 million to $16.3 million from $13.3 million as distributors stocked up on new parts for the ISL G engine.
Cost of revenue for the year ended March 31, 2009 was $91.0 million compared to $49.0 million in the prior year. CWI’s cost of revenues was $81.3 million and $45.5 million for fiscal years 2009 and 2008, respectively. The $35.8 million increase is associated primarily with the $42.6 million increase in revenues. However, in the year ended March 31, 2009, cost of revenue also includes an unfavourable warranty adjustment of $4.3 million in 2009 associated primarily with the ISL G and L Gas engines. Non-CWI cost of revenue was $9.7 million and $3.5 million, respectively, in the years ended March 31, 2009 and 2008. The change was related primarily to increasing sales revenue.
Cost of revenue for the year ended March 31, 2008 was $49.0 million compared to $38.4 million in the prior year. Included in CWI’s cost of revenue of $45.5 million and $36.2 million for fiscal years 2008 and 2007 were net positive adjustments to warranty of $1.3 million and $1.4 million respectively. Non-CWI cost of revenues was $3.5 million and $2.2 million.

Gross margin was $30.8 million and $22.5 million for the years ended March 31, 2009 and 2008, respectively. Gross margin percentages were 25% and 31% for those years, respectively. CWI gross margin and gross margin percentage were $28.6 million and 26% in fiscal 2009 compared with $21.8 million and 32% in fiscal 2008. Gross margin percentage declined primarily because of higher warranty reserves taken, and a higher accrual rate taken on new ISL G units shipped in the year. To reflect warranty claims experience in the year, CWI increased warranty reserves by $4.3 million, which negatively impacted the margin percentage by 4%. The remaining change in the CWI margin is attributable to product and geographic sales mix as well as an increase in kit revenue which generates a lower margin. Non-CWI gross margin and gross margin percentages were $2.2 million and 18.5% in fiscal 2009 compared to $0.7 million and 17.0% in fiscal 2008. Gross margins fluctuate with foreign exchange, product mix and volumes.
Gross margin was $22.5 million and $22.1 million for the years ended March 31, 2008 and 2007, respectively. Gross margin percentage declined by six points on a consolidated basis between fiscal 2007 and 2008 from 37% to 31% primarily because of product and geographical mix with parts, kits and LNG systems generally having a lower margin on a percentage basis relative to CWI engines. CWI gross margin percentage also declined in the year with the launch of the ISL G engine, which, being a new product, launched with more aggressive pricing and conservative warranty estimates than its predecessors, the C-Gas Plus and L Gas. On non-CWI products, foreign exchange reduced LNG system margins in the year with inventories purchased when the U.S. dollar was weaker.
Research and development expenses, net of program funding, increased $8.0 million, or 35% in fiscal 2009 to $31.0 million from $23.0 million in the prior year. CWI’s net research and development expenses increased by $2.2 million during fiscal 2009. The increase relates to $1.1 million of technology royalty fees to Cummins as the result of higher revenues and $1.1 million of increasing costs relating to product development and product support. During fiscal 2009, non-CWI net expenses increased by $5.7 million. Government and partner funding decreased by $1.4 million with ITO contributions fully recognized in the prior year and we also accrued $1.4 million in royalty payments to ITO as per our funding agreement in the 2009 fiscal year. We also incurred $3.0 million in increased current product engineering expenses and production and other costs associated with the Westport Assembly Centre. In addition, we incurred $2.3 million in costs associated with new product development such as research and testing associated with meeting 2010 emissions standards for our HPDI units and work associated with our European OEMs and next generation fuel systems. This was offset by completion of the 2007 LNG North America and Australia product development program during fiscal 2009 reducing costs by $2.4 million compared with fiscal 2008.

Research and development expenses, net of program funding, increased $1.1 million, or 5%, in fiscal 2008 to $23.0 million from $21.9 million in the prior year. CWI net research and development expenses decreased by $0.5 million with the launch of the ISL G during the year and the weaker U.S. dollar lowering the cost of labour and materials. Non-CWI net expenses increased by $1.6 million with investments made during the year in LNG North America and Australia product development and current product support offsetting decreases in development costs associated with our Isuzu program, which formally ended in fiscal 2007, and costs related to getting our LNG tank and pump systems commercial ready in fiscal 2007. Government funding also decreased from $5.2 million in fiscal 2007 to $3.7 million in fiscal 2008 with funding from ITO down $0.9 million as a result of maximum funding levels reached in the year and with CWI funding down $1.0 million with the ISL G product development completed. Funding related to the Australian demonstration project increased by $0.6 million.
Research and Development Expenses
(expressed in thousands of Canadian dollars)

	Fiscal years ended March 31
	2009	2008	2007

Research and development expenses	33,003	26,684	27,041
Program funding	(2,021)	(3,658)	(5,150)

Research and development, net	30,982	23,026	21,891

General and administrative expenses for the year ended March 31, 2009 and 2008 were $8.6 million and $6.0 million, respectively. The $2.6 million increase relates primarily to $0.9 million associated with increased CWI expenses, increased stock based compensation costs of $1.0 million, and $0.6 million in increased public company costs, consulting costs and other costs.
For the year ended March 31, 2008, general and administrative expenses decreased by $0.9 million from $6.9 million in fiscal 2007. The $0.9 million decrease relates primarily to a $1.0 million decrease in stock based compensation.
Sales and marketing expenses for the years ended March 31, 2009 and 2008 were $15.1 million and $10.6 million, respectively. The $4.5 million increase primarily relates to additional sales and support costs of $3.4 million associated with our commercial launch of HPDI products and other promotional initiatives and $1.9 million relating to business development and emerging markets initiatives and OEM integration costs primarily relating to PACCAR offset by a $0.8 million decrease in CWI sales and marketing expenses.

In the year ended March 31, 2008, sales and marketing expenses increased to $10.6 million from $7.1 million in fiscal 2007 primarily with CWI accruing $1.8 million to resolve customer issues, an increase in other CWI sales and marketing expense relating to the launch of the ISL G engine and non-CWI business development activities in California, Europe and China.
Foreign exchange gains and losses primarily reflect the realized net gains and losses on foreign currency transactions and the net unrealized gains and losses on our net U.S. dollar denominated assets and liabilities that are mainly comprised of cash and cash equivalents, short-term investments, accounts receivable and accounts payable. For the year ended March 31, 2009, we recognized a foreign exchange loss of $0.7 million with the significant foreign currency volatility during the year. On April 1, 2008, we determined that CWI was a self sustaining foreign operation with a U.S. dollar functional currency for accounting purposes. During fiscal 2009, $2.8 million of net unrealized foreign exchange gains were recorded as cumulative translation adjustment, a separate component of shareholders’ equity. Prior to April 1, 2008, CWI was an integrated operation for accounting purposes such that foreign exchange gains and losses relating to CWI were recorded in the consolidated statements of operations.
Depreciation and amortization for the years ended March 31, 2009, 2008 and 2007 were $2.0 million, $1.6 million and $1.4 million, respectively. Between 2008 and 2009, the increase in depreciation and amortization of $0.4 million related primarily to depreciation of leasehold improvements and equipment related to our new production facility, which was completed during the year. Between 2007 and 2008, depreciation increased by $0.2 million reflecting depreciation and amortization of capital expenditures recorded in the period offset by assets becoming fully depreciated.
Interest on long-term debt and amortization of discount of $1.9 million in the year ended March 31, 2009 related to the interest and the accretion on the subordinated debenture notes issued July 3, 2008. Interest on the debentures was recorded at 9% per annum. Canadian GAAP also required us to separately allocate the proceeds of the debenture units between the debt component and the warrants. Accordingly, the value of the debt ($11.4 million) and the value of the warrants ($3.6 million) were calculated based on each instruments relative share value. The amount of the long-term debt is being accreted to its face value using the effective interest rate method.

Interest on long-term debt and amortization of discount of $1.0 million and $1.7 million in the years ended March 31, 2008 and 2007, respectively, related to the interest and the accretion on $22.1 million of convertible notes issued to funds managed by Perseus LLC. Prior to the notes being fully converted in July, 2007, interest was being accrued at 8% per annum and the amount of the debt was being accreted to its face value using the effective interest rate method.
Interest and other income for the years ended March 31, 2009 and 2008 was $1.9 million and $1.3 million, respectively. Amounts include interest income on cash and short-term investments as well as gains from the sale of short-term investments. The increase of $0.6 million from 2008 to 2009 relates to a higher average balance in our cash and short-term investments subsequent to the financing associated with our NASDAQ listing in July 2008 partially offset by lower interest yields particularly in the third and fourth quarters.
For the years ended March 31, 2008 and 2007, interest and other income was $1.3 million and $0.8 million. The amounts included interest on cash and short-term investments as well as gains from the sale of equipment and income earned from the sale of Clean Energy options.
Gain on sale of long-term investments in fiscal 2009 of $14.3 million relates to the sale of Clean Energy shares. In 2008 the realized gain of $10.7 million related to the sale of Clean Energy shares ($8.0 million) as well as a disposition of substantially the remaining portion of our interest in Wild River Resources Ltd. (“Wild River”), for a net gain on sale of $2.7 million. In fiscal 2007, the $8.1 million related to the net gain on the sale of 45% of our interest in Wild River and the dilution gain arising when we reduced our ownership from 55% to 16%.
Income tax expense for the year ended March 31, 2009 was $6.5 million while for the years ended March 31, 2008 and 2007 we had income tax recoveries of $4.5 million and $3.1 million, respectively. Current income tax expense, representing cash taxes payable in the year, was $3.3 million, $0.2 million and $0.4 million for fiscal 2009, 2008 and 2007, respectively. Future income tax expense in fiscal 2009 was $3.2 million while in fiscal 2008 and 2007 income tax recoveries were $4.7 million and $3.5 million, respectively. Future income tax recoveries and expenses arise on the recognition of temporary differences between the carrying amounts and the tax bases of our assets and liabilities. As a result of utilizing all of the tax losses carried forward during the third quarter of fiscal 2009, CWI incurred current tax expense of $3.0 million on its third and fourth quarter taxable income.

During the year ended March 31, 2009, CWI utilized its remaining tax losses carried forward from previous years of $14.7 million U.S. dollars. These losses carried forward had previously been recognized as future tax assets and the majority of the losses were utilized in the first and second quarters. The portion of the future tax asset relating to losses carried forward was drawn down to offset current tax expense. The draw down of the future tax asset for utilized losses was offset by an increase in the warranty liability, which will result in future tax deductions for CWI.
The remaining increase in future income tax expense relates to the sale of our Clean Energy shares of $2.2 million as a result of reversing the future tax credit arising on available for sale investments in 2007 when such investments were designated as being previously recognized in accumulated other comprehensive income.
In the years ended March 31, 2008 and 2007, CWI recognized future income tax recoveries of $5.9 million and $3.5 million, respectively, arising from the recognition of future income tax assets associated with its loss carry-forwards. Prior to fiscal 2007, these losses were fully offset by a valuation allowance. However, as CWI had shown a consistent history of profitability, a portion of its loss carry-forwards were recognized in fiscal 2007 and the balance fully recognized in fiscal 2008.
In the year ended March 31, 2008, we also recognized a $1.3 million future income tax expense associated with the gains on sale of available for sale investments previously recognized in accumulated other comprehensive income.
Joint Venture Partners’ share of income from joint ventures of $4.2 million in fiscal 2009 reflects Cummins 50% share of CWI’s net income after tax and also includes BTIC’s 50% share of BWI’s net operating income in the period. In fiscal 2009, the Cummins share of CWI was $3.9 million and BTIC’s share of BWI was $0.3 million. For the year ended March 31, 2008, $5.6 million reflects Cummins’ 50% share of CWI’s net income after tax and also includes BTIC’s 50% share of BWI’s net operating loss in the period, or $0.3 million. For the year ended March 31, 2007, Cummins’ share of CWI’s net income was $6.1 million representing 50% of CWI’s pre-tax income of $8.9 million and 50% of CWI’s net tax recovery of $3.3 million.
CAPITAL REQUIREMENTS, RESOURCES AND LIQUIDITY
As at March 31, 2009, our cash, cash equivalents and short-term investment position was $82.6 million, an increase of $59.8 million from the end of fiscal 2008. Cash and cash equivalents consist of guaranteed investment certificates with maturities of 90 days or less when acquired. Short-term investments consist of investment grade bankers’ acceptances, term deposits and commercial paper. We invest primarily in short-term paper issued by Schedule 1 Canadian banks, R1 high rated corporations and governments.

For the year ended March 31, 2009, our cash used in operations was $9.3 million. Cash used in operations before changes in non-cash working capital, a non-GAAP measure, was $25.6 million. Changes in non-cash working capital for the year contributed $16.3 million. The $16.3 million change in working capital for the year ended March 31, 2009 was impacted positively by cash inflows from higher accounts payable and accrued liabilities balance of $5.5 million, increases in warranty liability of $12.2 million arising from increases in warranty accruals recorded in the year, and increases in deferred revenue of $2.9 million. This was offset by an additional investment in inventory of $5.0 million with changes to accounts receivable and prepaid expenses accounting for the remaining difference of $0.7 million. Cash used in investing activities included $5.9 million spent on equipment, furniture and leasehold improvements, the majority of which related to our new Westport Assembly Centre and expansion of office space. The total cost for this new facility, including: equipment, leasehold improvements and furniture was approximately $3.8 million. We also increased our net advances to Cummins by $1.6 million and paid a dividend to them of $9.3 million. We expect Cummins will continue to borrow funds from CWI’s excess cash each quarter. We also repaid $5.4 million against our non-recourse loan with Clean Energy.
During the year ended March 31, 2009, we funded our operations and purchases of equipment, furniture and leasehold improvements through proceeds from the sale of our Clean Energy shares of $19.4 million, and through our equity financing associated with our listing on NASDAQ resulting in cash of $53 million, net of $4.9 million of share issuance costs, as well as from our subordinated debenture units of $14.0 million, net of expenses of $1.0 million, and our share of operating cash flow from CWI.
Our plan is to use our current cash, cash equivalents and short-term investments, our share of CWI profits, borrowings under our credit facility and proceeds from the sale of our remaining investment in Clean Energy, valued at $1.4 million as at March 31, 2009, to fund our committed milestones and obligations for our current programs. We will also continue to seek third party and government funding on commercially acceptable terms to offset costs of our investments; however, there are no guarantees that we will be successful in obtaining third party funding on acceptable terms or at all.
Our $13 million credit facility with our bank has been drawn down by our demand installment loan of $4.6 million and is subject to and limited by financial covenants, which may prevent us from drawing against the full amount of the line. As at March 31, 2009, we had access to the full amount of the line. During the year, our bank increased the interest rate payable on our credit facility from prime minus 0.25% to prime plus 0.25% for borrowings up to $5 million due to the current credit environment.

Westport’s capital requirements will vary depending on a number of factors, including: the timing and size of orders for our LNG systems, our ability to successfully launch products on time, our supply chain and manufacturing requirements, our success in executing our business plan, relationships with current and potential strategic partners, commercial sales and margins, product reliability, progress on research and development activities, capital expenditures and working capital requirements. We also review investment and acquisition opportunities on a regular basis for technologies, businesses and markets that would complement our own products or assist us in our commercialization plans. Significant new orders, expanded engine programs, acquisitions or investments could require additional funding. If such additional funding is not available to us, if expected orders do not materialize or are delayed, or if we have significant overspending in our programs, we may be required to delay, reduce or eliminate certain research and development activities, reduce or cancel inventory orders, and possibly forego new program, acquisition or investment opportunities. Any of those circumstances could potentially result in a delay of the commercialization of our products in development and could have an adverse effect on our business, results of operations, liquidity and financial condition.
This “Capital Requirements, Resources and Liquidity” section contains certain forward looking statements. By their nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties. Readers are encouraged to read the “Forward Looking Statements and Basis of Presentation” sections of this MD&A which discusses forward-looking statements and the “Risks and Uncertainties” section of this MD&A and of our Annual Information Form.

SHARES OUTSTANDING
For the years ended March 31, 2009, 2008 and 2007, the weighted average number of shares used in calculating the loss per share was 30,268,947, 25,167,966 and 21,478,521, respectively. During the year ended March 31, 2009, we granted 39,280 stock options and 667,815 performance share units relating to our long-term incentive programs. As part of the debenture units issued on July 3, 2008, we also issued 771,428 warrants with a strike price of $18.73 and 46,118 broker warrants with a strike price of $16.10. We also issued 790,614 warrants with a strike price of $10.65 to the Government of Canada, as required under our funding agreement. Shares, share options and performance share units outstanding and exercisable as at the following dates are shown below:

	March 31, 2009		May 19, 2009
		Weighted		Weighted
		average		average
	Number	exercise price	Number	exercise price
		$		$

Shares outstanding	32,040,540		32,041,492
Share Options
- Outstanding	1,136,163	7.32	1,131,132	7.29
- Exercisable	786,282	7.53	782,203	7.48
Performance Share Units
- Outstanding	1,729,970	N/A	1,729,970	N/A
- Exercisable	597,560	N/A	597,560	N/A

Warrants
- Outstanding and exercisable	1,608,160	14.68	1,608,160	14.68
SUMMARY OF QUARTERLY RESULTS AND DISCUSSION OF FOURTH QUARTER 2009
Our revenues and operating results can vary significantly from quarter to quarter depending on the timing of product deliveries, product mix, product launch dates, research and development project cycles, timing of related government funding and foreign exchange impacts. Net loss has and can vary significantly from one quarter to another depending on operating results, gains and losses from investing activities, stock-based compensation awards, recognition of tax benefits and other similar events.
The following table provides summary unaudited financial data for our last eight quarters:
Selected Quarterly Operations Data (unaudited)

Selected Quarterly Operations Data (unaudited) Three months ended	30-Jun-07	30-Sep-07	31-Dec-07	31-Mar-08	30-Jun-08	30-Sep-08	31-Dec-08	31-Mar-09

Units shipped	533	867	801	519	1,078	1,460	824	676
Average foreign exchange rate (C$:US$)	$1.10	$1.04	$0.98	$1.00	$1.01	$1.04	$1.21	$1.25

(expressed in thousands of Canadian dollars except per share) Product revenue	$11,842	$16,639	$15,488	$11,269	$21,428	$34,332	$25,448	$21,547
Parts revenue	$3,888	$4,530	$3,822	$4,058	$4,081	$4,680	$5,606	$4,715

Total revenue	$15,730	$21,169	$19,310	$15,327	$25,509	$39,012	$31,054	$26,262
Cost of sales	$10,392	$15,116	$12,756	$10,759	$17,170	$29,785	$24,733	$19,332
Gross margin	$5,338	$6,053	$6,554	$4,568	$8,339	$9,226	$6,321	$6,930
	34%	29%	34%	30%	33%	24%	20%	26%

Net income (loss) for the period	$(4,724)	$(4,867)	$7,401	$(8,125)	$(3,463)	$676	$(8,928)	$(12,710)

Earnings (loss) per share:
Basic	$(0.22)	$(0.19)	$0.28	$(0.30)	$(0.13)	$0.02	$(0.28)	$(0.43)
Diluted	$(0.22)	$(0.19)	$0.26	$(0.30)	$(0.13)	$0.02	$(0.28)	$(0.43)

Cash from (used in) operations before change in non-cash operating working capital	$(3,372)	$(2,645)	$(3,339)	$(8,238)	$(2,548)	$(3,947)	$(8,288)	$(10,842)

Company’s 100% share of CWI net income	$1,160	$2,412	$8,870	$(810)	$3,234	$2,800	$258	$1,540

Joint Venture Partner’s share of CWI net income	$580	$1,206	$4,435	$(405)	1,617	1,400	$129	$770

Three months ended March 31, 2009 and 2008
Our total consolidated revenues for the three months ended March 31, 2009 were $26.3 million, an increase of $11.0 million or 72% from the same period in fiscal 2008 ($15.3 million.) On a U.S. dollar basis, consolidated revenues increased by 38%. CWI product revenues were up $10.7 million as the result of increased volume of ISL G sales in the quarter and a delay in the completion of the integration of the ISL G in the fourth quarter of fiscal 2008 at an OEM, which caused planned deliveries to slip into fiscal 2009. CWI also had kit revenue which is included in product revenue, of $3.4 million in the fourth quarter of fiscal 2009 compared with $0.1 million in the fourth quarter of 2008 due to the Delhi Transport Corporation order. Non-CWI product revenues also increased by $0.2 million with 5 LNG systems shipped in the fourth quarter of fiscal 2009 compared with none in the previous year.
Net loss for the three months ended March 31, 2009 was $12.7 million compared to net loss of $8.1 million in the three months ended March 31, 2008. Gross margin increased by $2.4 million on higher revenues, and gross margin percentages decreased from 30% in the fourth quarter of fiscal 2008 to 26% in fiscal 2009 as the result of higher warranty accruals on the ISL G units, inventory adjustments and changes in product mix. Our share of CWI’s net income increased by $1.2 million from a loss of $0.4 million to a contribution of $0.8 million, primarily because of increased revenues and lower sales and marketing expenses in the period offset by increased taxes. In the fourth quarter of fiscal 2008, CWI made a special $1.4 million accrual to support customer operational issues associated with a discontinued product. In fiscal 2009, CWI fully utilized its remaining tax loss carry-forwards, resulting in recognition of tax expense of $1.6 million versus a tax recovery of $0.4 million in the fourth quarter of fiscal 2008.
Non-CWI net loss in the fourth quarter of fiscal 2009 was $13.5 million compared to a net loss of $7.7 million in fiscal 2008. We incurred additional costs relating to research and development of $1.8 million including royalty payments to TPC ($0.3 million), a reduction of government funding ($0.2 million), together with increased production, OEM integration costs and 2010 product initiatives. We also incurred increased general and administrative expenses relating primarily to costs associated with being a dual-listed public company and accrued annual bonuses and severance in the period. Sales and marketing expenses including our heavy duty LNG sales activities and emerging market as well current product support costs accounted for an increase of $0.8 million. We also incurred Kenworth integration expenditures and new product-related costs of $0.7 million. Interest expense increased by $0.6 million as a result of our $15 million of subordinated debenture units. We also recognized a gain on sale of Clean Energy shares in the fourth quarter of 2008 of $0.5 million and a non-CWI foreign exchange gain of $0.6 million in the fourth quarter of 2008, while there were no similar gains in the fourth quarter of 2008.

CONTRACTUAL OBLIGATIONS AND COMMITMENTS

	Carrying	Contractual
	amount	cash flows	< 1 year	2-3 years	4-5 years	> 5 years

Accounts payable and accrued liabilities	14,359	14,359	14,359	—	—	—
Demand instalment loan	4,642	4,950	1,494	2,568	888	—
Short-term debt	1,614	1,614	1,614	—	—	—
Subordinated debenture	18,037	18,037	1,350	16,687	—	—
Other long-term debt	52	57	17	27	13	—
Operating lease commitments	—	5,795	1,734	2,594	1,402	65
Royalty payments	1,350	28,189	1,350	2,700	2,700	21,439
Investment in Joint Venture	—	5,273	5,273	—	—	—

	6,044	44,264	9,868	7,889	5,003	21,504

Contractual Commitments
Capital lease obligations related primarily to office equipment, have terms of two to five years and have interest rates ranging from 1.15% to 6.17%. Operating lease commitments represent our future minimum lease payments under leases related primarily to our operating premises and office equipment.
Demand Installment Loan
As of March 31, 2009, we had $4.6 million in a demand installment loan outstanding, down $1.2 million from $5.8 million as at March 31, 2008. The loan is drawn against our line of credit of $13 million and bears interest at prime plus 0.25% for amounts under $5.0 million with further rate reductions applying above $5.0 million.
Short-term Debt
Short term debt is repayable only based on the sale of certain product. The Company has assumed these sales will take place within a year.
Subordinated Debenture Notes
Subordinated debenture notes bear interest at 9% per annum and mature on July 3, 2011. Interest is payable semi-annually and the principal amount is repayable on maturity. The Company has the option to redeem at any time after 12 months and before 18 months from the date of issue at 115% of the principal amount and at 110% of the principal amount after 18 months.

Contingent off-balance sheet arrangements
Government Funding
We are continually exploring strategic opportunities to work with governments to provide them with alternative fuel solutions. As a result of our government partnerships, we recognized $2.0 million in government funding in 2009 compared with $3.7 million in fiscal 2008 and $5.2 million in fiscal 2007. Under certain repayment terms, we are obligated to repay royalties as follows:

AGREEMENT	DESCRIPTION	ROYALTIES	TERM

INDUSTRIAL TECHNOLOGIES OFFICE (FORMERLY TECHNOLOGY PARTNERSHIPS CANADA)	Fund 30% of the eligible costs of, among other research projects, the adaptation of Westport’s technology to diesel engines, up to $18.9 million.	Annual royalties equal to the greater of $1,350,000 or 0.33% of annual gross revenues from all sources, provided that gross revenues exceed $13.5 million.	Fiscal 2009 to fiscal 2015, inclusive; royalty period may be extended until the earlier of March 31, 2018 or until cumulative royalties total $28,189,000.

DEPARTMENT OF NATURAL RESOURCES CANADA	Funded $1 million for demonstration of a low emissions natural gas power generator in Grande Prairie, Alberta.	1% of revenues from future sales of natural gas engines for power generators.	Earlier of 10 years from project completion date (August 30, 2004), or when cumulative royalties total $1 million.
As at March 31, 2009, no royalties have been paid. An amount payable of $1.35 million relating to ITO has been accrued as at March 31, 2009 and may be due and payable by July, 31, 2009, if we are not successful in our discussions with TPC to extend the work phase of our agreement by another year. If we are successful in our request, payment of royalties will commence in fiscal 2011.
Business Risks and Uncertainties
An investment in our business involves risk and readers should carefully consider the risks described in our Annual Information Form and other filings on www.sedar.com and www.sec.gov. Our ability to generate revenue and profit from our technologies is dependent on a number of factors, and the risks identified below, if they were to occur, could have a material impact on our business, financial condition, liquidity, results of operation or prospects. While we have attempted to identify the primary known risks that are material to our business, the risks and uncertainties described below may not be the only ones we face. Additional risks and uncertainties, including those that we do not know about now or that we currently believe are immaterial may also adversely affect our business, financial condition, liquidity, results of operation or prospects.

A full discussion of the risks impacting our business is contained in the Annual Information Form for the year ended March 31, 2009 under the heading “Risks” and is available on SEDAR at www.sedar.com.

NON-GAAP MEASURES
We use certain non-GAAP measures to assist in assessing our financial performance and liquidity. Non-GAAP measures do not have any standardized meaning prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other companies. Non-GAAP measures and reconciliations to financial statement line items for the periods indicated are as follows:
Cash flows from operations before changes in non-cash working capital
(expressed in thousands of Canadian dollars)

	2009	2008	2007

Cash flows from operations:
Loss for the year	$(24,425)	$(10,315)	$(11,307)
Items not involving cash:
Depreciation and amortization	1,978	1,550	1,410
Stock-based compensation expense	2,246	664	2,089
Accretion of TPC warrants	—	—	571
Future income tax recovery	3,245	(4,691)	(3,455)
Change in deferred lease inducements	(321)	(251)	(164)
Gain on sale of long term investments	(14,275)	(10,659)	(8,120)
Joint Venture Partner’s share of income from joint venture	4,221	5,564	6,057
Loss from investment accounted for by the equity method	1,021	—	—
Interest on long-term debt, amortization of discount and other	866	690	1,663
Other	(181)	(146)	(69)

Cash flows from operations before changes in non-cash operating working capital	$(25,625)	$(17,594)	$(11,325)

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